Exhibit 99.43

CannTrust™ Holdings Inc. Receives Sales License from Health Canada for Niagara Greenhouse

CannTrust's Greenhouse facility will provide expanded capacity to service new channels and growing demand for quality cannabis

VAUGHAN, ON, Feb. 12, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", CSE: TRST), one of Canada's leading licensed producers of cannabis, is pleased to announce that it has received its Health Canada Sales License for the 250,000 square foot Phase 1 of its 46 acre Niagara Region state of the art cannabis greenhouse production facility.

10 harvests have now been completed at the Niagara Facility, the 180,000 square foot Phase 2 expansion is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. In addition, due to its size, the Facility provides the Company with the ability for future expansion.

"The Phase 1 infrastructure renovations were completed both on budget and on time. This is a testimony to our amazing team, our data driven processes and our focus on disciplined execution," said Brad Rogers, CannTrust's President.

"The expansion of our Greenhouse Facility together with our Health Canada Sales Licence will allow CannTrust to meet growing market demand and provide maximum value to our customers, partners and shareholders. Our increased production together with our expanding product lines positions us to continue to build on our strong partnerships in both the Canadian retail recreational market and in the global emerging markets" said Eric Paul, CannTrust's Chief Executive Officer.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

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